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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                 Commission File Number: 0-22045

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
[ ] Form N-SAR

                      For Period Ended: December 31, 2000

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 10-KSB
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I-REGISTRANT INFORMATION

Full Name of Registrant:                    GENFINITY CORPORATION
Former Name if Applicable:
Address of Principal Executive Office:      108 East Main Street
City, State and Zip Code:                   Carrboro, North Carolina 27510

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PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)
[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     During the past two months Genfinity Corporation has undergone a downsizing of personnel and facilities. Some of Genfinity Corporation's core management team has resigned. Also in October 2000, Genfinty Corporation changed independent accountants. Based on the above circumstances, Genfinity Corporation's business and personnel has dramatically changed and it has not completed the procedures necessary to furnish the financial statements and other information required by Form 10-QSB.

     For the reasons set forth above, the Registrant cannot timely file its Quarterly Report on Form 10-QSB without unreasonable effort or expense. The Registrant is in the process of completing the financial statements and other information required by Form 10-QSB and management believes that they will be completed after February 14, 2001 but on or before February 20, 2001.

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PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Nick Tsismenakis       (718)                712-1000
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         (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Genfinity Corporation
                            -------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       February 14, 2001              By    /s/ Nick Tsismenakis
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                                            Nick Tsismenakis
                                            Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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